SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

            Central European Media Enterprises Ltd.
(Name of Issuer)

          Class A Common Stock, $0.08 Par Value
(Title of Class of Securities)

G20045103
(CUSIP Number)

Mr. Frederic T. Klinkhammer

P.O. Box HM66

Clarendon House

2 Church Street

Hamilton, Bermuda

with copies to:

Andrea Kozma, Esq.

Central European Media Enterprises Ltd.

8th Floor, Aldwych

London, WC2B 4HN

020 7430 5430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G20045103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederic T. Klinkhammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 595,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 595,167
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEIFICALLY OWNED BY EACH REPORTING PERSON 595,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. *	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRICUTIONS) IN

Item 1. Security and Issuer

This statement relates to the Class A common stock, par value $0.08 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd. (the "Issuer"), a Bermuda company. The Issuer's principal executive offices are located at Clarendon House, Church Street, Hamilton HM CX, Bermuda.

Item 2. Identity and Background.

This statement is filed on behalf of Frederic T. Klinkhammer (the "Reporting Person"). The Reporting Person is the President and Chief Executive Officer of the Issuer, as well as a member of its Board of Directors. The Reporting Person's business address is PO Box HM66, Clarendon House, 2 Church Street, Hamilton, Bermuda. The principal business of the Issuer is to invest in, develop and operate national and regional commercial television stations and networks in Central and Eastern Europe.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

As of March 9, 2003, the Reporting Person beneficially owned 595,167 shares of Class A Common Stock, consisting of (i) 500 shares of Class A Common Stock acquired on January 16, 1998 by private purchase at a price of $47.75 per share; and (ii) 594,667 shares of Class A Common Stock underlying options which are currently exercisable or will become exercisable within 60 days. All option grants were awarded for services rendered. The source of funds for the 1998 purchase was, and the source of funds for the exercise of options will be, derived from the Reporting Person's private funds.

Item 4. Purpose of Transaction

The Reporting Person is the President and Chief Executive Officer of the Issuer, as well as a member of the Board of Directors. The Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases.

Item 5. Interest in Securities of the Issuer

    As of March 9, 2003, and based upon a total of 9,261,884 shares of Class A Common Stock outstanding, the Reporting Person beneficially owns 595,167 shares of Class A Common Stock, representing approximately 6.0% of the Issuer's outstanding Class A Common Stock comprised of: (i) 500 shares of Class A Common Stock acquired on January 16, 1998; (ii) 528,000 shares of Class A Common Stock underlying options which are currently exercisable at an exercise price per share of $2.969 and which expire on March 8, 2007; (iii) 16,000 shares of Class A Common Stock underlying options which are currently exercisable at an exercise price per share of $0.313 and which expire on March 31, 2011; (iv) 16,000 shares of Class A Common Stock underlying options which will become exercisable on April 1, 2003 at an exercise price per share of $0.313 and which expire on March 31, 2011; and (v) 34,667 shares of Class A Common Stock underlying options which will become exercisable on April 1, 2003 at an exercise price of $4.275 and which expire on March 31, 2012.

    The Reporting Person has the sole power to vote and dispose of 595,167 shares beneficially owned by him (including 594,667 shares, which Reporting Person has the right to acquire upon the exercise of stock options or will have the right to acquire within the next 60 days upon the exercise of stock options).

    On March 8, 2000, the Issuer awarded the Reporting Person an option to purchase 528,000 shares of Class A Common Stock, which options were to vest in three equal installments on each of the first three anniversaries of the date of the grant. Under the terms of the grant, vesting would be accelerated as to one-half of such options if the Issuer's attributable EBITDA (before corporate charges) equaled or exceeded $10.0 million during any year in which such options had not yet vested and as to the remaining one-half of such options if the Issuer's attributable EBITDA (before corporate charges) equaled or exceeded $15.0 million during any year in which such options had not yet vested. On March 8, 2003, the remaining 88,000 options underlying this grant vested and the Reporting Person, therefore, has the right to acquire 528,000 shares of Class A Common Stock at an exercise price per share of $2.969. Such options expire on March 8, 2007.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The employment agreement, dated as of January 1, 1998, and amended as of March 23, 1999, between Central European Media Enterprises Ltd. and the Reporting Person contains provisions allowing for the immediate exercise in full of options in the event that the Reporting Person's employment is terminated (i) by the Issuer other than for cause, (ii) by the Reporting Person for good reason, (iii) by reason of death or disability of the Reporting Person or (iv) by the Issuer following a Change of Control (as defined in the agreement).

Item 7. Material to be Filed as Exhibits
Exhibit 1

Employment Agreement, between Central European Media Enterprises Ltd. And Fred Klinkhammer, dated as of January 1, 1998 (incorporated by reference to Exhibit 10.72 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

Exhibit 2

Amendment No. 1 to Employment Agreement between Central European Media Enterprises Ltd. and Fred Klinkhammer, dated as of March 23, 1999 (incorporated by reference to Exhibit 10.02 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2003
(Date)

/s/ Frederic T. Klinkhammer
(Signature)

Frederic T. Klinkhammer President and Chief Executive Officer Central European Media Enterprises Ltd.
(Name/Title)